SUPPLEMENT DATED JULY 28, 2023 TO THE PROSPECTUS OF

AIP Alternative Lending Fund A, dated January 28, 2023, as supplemented

Recommencement of Offering. In accordance with an undertaking required by the U.S. Securities and Exchange Commission, the AIP Alternative Lending Fund A (the “Fund”) temporarily suspended its offering (the “Offering”) as of the close of business on July 24, 2023 because of a greater than 10% decline in the Fund’s aggregate net asset value from the effective date of the Prospectus (the net asset value as of July 24, 2023 was $2,003,276,555, as compared to $2,229,358,399 as of January 31, 2023). The Offering recommenced on July 28, 2023 as of the time of filing this supplement. There is no effect on existing subscriptions, and investors may continue to submit new subscriptions as normal.

For more information about the Fund, or for Shareholder inquiries, call toll-free (888) 322-4675.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.